新鴻基地產發展有限公司

Sun Hung Kai Properties Limited

RECEIVED

2008 JUL 16 A 7:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Beijing 2008

Your Ref: 82-1775

Our Ref. : CSD/SY/KW/MY/S20

In reply ☞ Please quote our reference number on the letter and envelope.

11 July 2008

Securities & Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08003809

SUPPL

BY COURIER

Dears Sirs

Re: Sponsored ADR Program

We enclose for your records a copy of our Company's announcement of today's date. This is to supplement our submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

Sandy Yung
Company Secretary

PROCESSED
JUL 18 2008
THOMSON REUTERS

Enc

dw 7/16

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一 圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com 電子郵件：shkp@shkp.com

45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111 FAX: 2827 2862
WEBSITE: http://www.shkp.com E-MAIL: shkp@shkp.com

IA179/3000/P/12-07/MK

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

CONNECTED TRANSACTION
FORMATION OF JOINT VENTURE
IN RELATION TO A LAND IN CHENGDU

On 11 July 2008, SHK Development (a wholly owned subsidiary of the Company) entered into the Shareholders Agreement with Bright Wave (a wholly owned subsidiary of Wharf), Kenforce (a wholly owned subsidiary of Henderson), the JV Company, the Company, Wharf and Henderson, under which, among other things, SHK Development, Bright Wave and Kenforce would subscribe for shares in the JV Company. After the Subscriptions, SHK Development, Bright Wave and Kenforce will respectively hold 40%, 30% and 30% of the enlarged issued share capital of the JV Company. According to their respective shareholdings in the JV Company after the Subscriptions, SHK Development, Bright Wave and Kenforce will respectively advance to the JV Company shareholders loans of up to RMB1,834.8 million (approximately HK$2,090.0 million), RMB1,376.1 million (approximately HK$1,567.5 million) and RMB1,376.1 million (approximately HK$1,567.5 million), aggregating RMB4,587.0 million (approximately HK$5,225.0 million) in total.

The JV Company indirectly wholly owns the Project Company which was established in the PRC for the purpose of holding the land use right of the Land, which is situated in Chengdu, Sichuan Province, the PRC, developing the Land, and constructing, selling and/or leasing, and managing the Properties.

Dr. Lee Shau-kee, a Vice Chairman of the Company and a Director, through various companies, exercises more than 30% of the voting powers at general meetings of Kenforce and Henderson. Hence, Kenforce and Henderson are connected persons of the Company under the Listing Rules. Accordingly, the formation of the joint venture contemplated under the Shareholders Agreement constitutes a connected transaction for the Company. Each of the applicable percentage ratios as defined in Rule 14A.10 of the Listing Rules, calculated with reference to the expected capital commitment of SHK Development in the JV Company, is less than 2.5%. Therefore, the formation of the joint venture contemplated under the Shareholders Agreement is exempt from the independent shareholders' approval requirement set out in Rule 14A.32 of the Listing Rules and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of the formation of the joint venture contemplated under the Shareholders Agreement will be included in the next published annual report and accounts of the Group in accordance with Rule 14A.45 of the Listing Rules.

THE SHAREHOLDERS AGREEMENT

Date:

11 July 2008

Parties:

(1) SHK Development (a wholly owned subsidiary of the Company)

(2) Bright Wave (a wholly owned subsidiary of Wharf)

(3) Kenforce (a wholly owned subsidiary of Henderson)

(4) the JV Company

(5) the Company

(6) Wharf

(7) Henderson

Subscription and shareholding structure

Before the Subscriptions, the JV Company was held as to one share at par value by SHK Development. Upon the signing of the Shareholders Agreement, SHK Development, Bright Wave and Kenforce will respectively subscribe for 399, 300 and 300 new shares in the JV Company by cash at par value of US$1.00 each, as a result of which each of them will respectively hold 40%, 30% and 30% of the enlarged issued share capital of the JV Company after the Subscriptions.

Shareholders loans

According to their respective shareholdings in the JV Company after the Subscriptions, SHK Development, Bright Wave and Kenforce will respectively advance to the JV Company shareholders loans of up to RMB1,834.8 million (approximately HK$2,090.0 million), RMB1,376.1 million (approximately HK$1,567.5 million) and RMB1,376.1 million (approximately HK$1,567.5 million), aggregating RMB4,587.0 million (approximately HK$5,225.0 million) in total. These shareholders loans will be used to pay the acquisition cost of the Land. These shareholders loans are to be advanced in stages in such amounts as at least equal to any payment which will become due and payable under the relevant land grant contract. Prior to the signing of the Shareholders Agreement, SHK Development had already advanced a total of US$290.0 million (approximately HK$2,262.0 million) and each of Bright Wave and Kenforce will reimburse SHK Development the said amount in a proportion according to their respective shareholdings in the JV Company together with interest accrued thereon.

INFORMATION ON THE LAND, THE PROPERTIES AND THE JV COMPANY

The Land covers a piece of land of 172,718.66 sq. m. and located at the area to the south of Shuanggui Road, to the north of Niusha Road, to the east of Erhuan Road and to the west of Shahe of Jinjiang District, Chengdu, Sichuan Province, the PRC with the serial number being JJ46 (211/212/252): 2007-092 (中國四川省成都市錦江區雙桂路以南、牛沙路以北、二環路以東、沙河以西片區，宗地編號爲 JJ46 (211/212/252)： 2007-092), and together with a piece of land of 32,795 sq. m. located at the same area when making overall planning for the development of the said pieces of land.

The JV Company is an investment holding company and its principal activity is to hold the entire interest in the HK Co which has established the Project Company in Chengdu, Sichuan Province, the PRC for the purpose of holding the land use right of the Land, developing the Land, and constructing, selling and/or leasing, and managing the Properties. The consideration of the Land consists of an amount of approximately RMB1,865.4 million (approximately HK$2,124.9 million) for the land use rights of the said piece of land of 172,718.66 sq. m. and an amount of approximately RMB1,865.4 million (approximately HK$2,124.9 million) as ancillary subway construction fund and interest accrued thereon, and an expected amount of approximately RMB708.4 million (approximately HK$807.0 million) to be payable for acquiring the land use right of the said piece of land of 32,795 sq. m. The consideration of the Land is determined with reference to the successful bidding, and the signing of the relevant land grant contract with 中華人民共和國四川省成都市國土資源局 (the Bureau of Land and Resources Chengdu PRC) on 7 April 2008.

The Properties are expected to comprise residential and commercial complex developments, including retail, serviced apartment, hotel, office and residential.

The JV Company was established in October 2007. Accordingly, the net profit/loss figure for the financial year ended 30 June 2007 is not applicable. The unaudited consolidated net losses (both before and after taxation and extraordinary items) of the JV Company for the financial year ended 30 June 2008 were HK$7,972.29. As at 30 June 2008, the unaudited consolidated book value of the JV Company was approximately HK$52.7 million.

The JV Company will cease to be a subsidiary of the Company after the Subscriptions.

REASONS FOR ENTERING INTO THE SHAREHOLDERS AGREEMENT AND FORMING THE JOINT VENTURE

The Group is principally engaged in property development of and investment in properties for sale and rent. The Directors consider that the Group's holding of 40% interest in the JV Company gives an opportunity for the Group to indirectly increase its land reserve in the PRC and spread the risk of developing the Land. The Directors (including the independent non-executive Directors) believe that the Group's investment in the JV Company will enable the Group to further strengthen its business in the field of property development in the PRC and that the terms of the Shareholders Agreement and the formation of the joint venture contemplated under the Shareholders Agreement are on normal commercial terms, fair and reasonable and in the interest of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

Dr. Lee Shau-kee, a Vice Chairman of the Company and a Director, through various companies, exercises more than 30% of the voting powers at general meetings of Kenforce and Henderson. Hence, Kenforce and Henderson are connected persons of the Company under the Listing Rules. Accordingly, the formation of the joint venture contemplated under the Shareholders Agreement constitutes a connected transaction for the Company. Each of the applicable percentage ratios as defined in Rule 14A.10 of the Listing Rules, calculated with reference to the expected capital commitment of SHK Development in the JV Company, is less than 2.5%. Therefore, the formation of the joint venture contemplated under the Shareholders Agreement is exempt from the independent shareholders' approval requirement set out in Rule 14A.32 of the Listing Rule and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of the formation of the joint venture contemplated under the Shareholders Agreement will be included in the next published annual report and accounts of the Group in accordance with Rule 14A.45 of the Listing Rules.

GENERAL

SHK Development, Bright Wave and Kenforce are investment holding companies. The Group is principally engaged in development of and investment in properties for sale and rent. As far as the Directors are aware, Wharf and its subsidiaries are principally engaged in the ownership of properties for development and letting, investment holding, container terminals as well as communications, media and entertainment. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Wharf and its subsidiaries are not connected persons of the Company. As far as the Directors are aware, Henderson and its subsidiaries are principally engaged in property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"associate(s)", "connected person(s)"	each has the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"Bright Wave"	Bright Wave Group Limited, a company incorporated in Hong Kong with limited liability and is a wholly owned subsidiary of Wharf
"Company"	Sun Hung Kai Properties Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange (Stock Code: 16)
"Directors"	directors of the Company

"Group"	the Company and its subsidiaries
"Henderson"	Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange (Stock Code: 12)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HK Co"	Long Global Investment Limited, a company incorporated in Hong Kong with limited liability which has established and wholly owns the Project Company
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"JV Company"	Tartar Investments Limited, a company incorporated in the British Virgin Islands with limited liability which wholly owns the HK Co
"Kenforce"	Kenforce Investment Limited, a company incorporated in British Virgin Islands with limited liability and is a wholly owned subsidiary of Henderson
"Land"	a piece of land of 172,718.66 sq. m. located at the area to the south of Shuanggui Road, to the north of Niusha Road, to the east of Erhuan Road and to the west of Shahe of Jinjiang District, Chengdu, Sichuan Province, the PRC with the serial number being JJ46 (211/212/252): 2007-092 (中國四川省成都市錦江區雙桂路以南、牛沙路以北、二環路以東、沙河以西片區，宗地編號爲 JJ46 (211/212/252)：2007-092), and together with a piece of land of 32,795 sq. m. located at the same area when making overall planning for the development of the said pieces of land
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the Peoples' Republic of China, and for the purpose of this announcement, excluding Hong Kong and the Macao Special Administrative Region of the PRC
"Project Company"	祥寶投資（成都）有限公司, a wholly foreign owned enterprise established in the PRC by the HK Co for the purpose of holding the land use rights of the Land, developing the Land, and constructing, selling and/or leasing, and managing the Properties
"Properties"	properties to be constructed on the Land
"RMB"	Renminbi, the lawful currency of the PRC

"sq. m."	square metres
"Shareholders Agreement"	the shareholders agreement dated 11 July 2008 entered into among SHK Development, Bright Wave, Kenforce, the JV Company, the Company, Wharf and Henderson
"SHK Development"	Sun Hung Kai Development (China) Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriptions"	the subscriptions of 399, 300 and 300 new shares in the JV Company by SHK Development, Bright Wave and Kenforce respectively
"US$"	United States dollars, the lawful currency of the United States of America
"Wharf"	The Wharf (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange (Stock Code: 4)
"%"	per cent.

Unless otherwise stated, all references to HK$ in this announcement are for information only and are based on approximate exchange rates of US$1.0 to HK$7.8 and HK$100 to RMB87.787. No representation is made that any amount in US$ or RMB has been, may be or will be converted to HK$ at the above relevant rate or at any other rates or at all.

By order of the Board
YUNG Sheung-tat, Sandy
Company Secretary

Hong Kong, 11 July 2008

As at the date hereof, the Board of the Company comprises seven Executive Directors, being KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; seven Non-Executive Directors, being KWONG Siu-hing, KWOK Ping-sheung, Walter, LEE Shau-kee, WOO Po-shing (WOO Ka-biu, Jackson being his Alternate Director), LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement and four Independent Non-Executive Directors, being CHUNG Sze-yuen, YIP Dicky Peter, WONG Yue-chim, Richard and CHEUNG Kin-tung, Marvin.

END